

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Maurice Dukes
Chief Executive Officer
PF Royalty I LLC
2255 S. Wadsworth Blvd., Suite 106
Lakewood, CO 80227

> **Re: PF Royalty I LLC**
> **Offering Statement on Form 1-A**
> **Filed April 21, 2021**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed April 21, 2021**
> **File No. 024-11508**

Dear Mr. Dukes:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A filed April 21, 2021

General

1. We note that you intend to update the price per interest on a monthly basis. Please revise to clarify that you will announce any changes to your price in either a post-qualification amendment or supplement, depending on the facts and circumstances at the time of the change. In this regard, we refer you to Rule 252(f)(2)(ii) and Rule 253(g)(2) of Regulation A for further guidance. In addition, we note your disclosure on page 7 that you intend to also disclose monthly NAV. Please clarify if you intend to price at NAV.

2. We note that you discuss throughout the offering circular that you intend to provide investors with some form of liquidity or redemption three years after qualification. Please revise to disclose whether the requirement to provide investors with the ability to redeem

is a term in the operating agreement.

3.   We note your disclosure on page 7 that investors will be able to "re-invest any distributions" through the platform. Please revise to describe the material aspects of the distribution reinvestment feature and clarify whether a portion of the $75,000,000 of securities being qualified herein are allocated to such program.

4.   Please revise to provide additional information about the PetroFunder Platform and its operating status. In addition, please disclose the regulatory status of the platform. In this respect, please clarify if the platform is seeking regulatory approval to operate as an ATS or intends to register as a broker-dealer.

5.   We note Section 13 of the Operating Agreement, "Internal Dispute Resolution Procedure." Please revise to discuss this provision in a clear and prominent manner in your offering circular, including the following:
   - Discuss the risks and impact of this provision on investors;
   - Describe any questions as to enforceability of this provision under federal and state law;
   - Clarify that the provision does not apply to claims under the federal securities laws as indicated in your Operating Agreement and describe the impact it has on claims arising under other applicable state or federal laws;
   - Discuss whether it applies to purchasers in secondary transactions; and
   - Explain the relationship between Section 13 of the Operating Agreement and Section 10 of the Subscription Agreement. In this respect, we note that Section 10 of the Subscription Agreement refers to the "non-exclusive jurisdiction and venue of the State of Colorado."

Frequently Asked Questions
What kind of return may be expected by a Member?, page 6

6.   We note your statement that "it is the Company's intent to deliver full cycle returns to Class A Members with a targeted range of 9-11%." Given that you have a limited operating history and do not own any royalty interests at this time, please explain how you determined that you have a reasonable basis to provide this targeted range of returns.

Confidentiality, page 16

7.   Please clarify the reference to Section 8.6 (b) of the Operating Agreement, which does not appear to address confidentiality. In addition, please revise the disclosure to provide more specificity regarding confidentiality requirements for Class A Interest Holders, and explain to us in detail the basis for the confidentiality requirement and why it is appropriate under the federal securities laws.

The Manager's officers manage other businesses...., page 16

8.   We note that you indicate that the Manager sponsors other investment products with

similar investment objectives. Please reconcile this statement with your disclosure on page 4 that indicates that this is the "first investment program sponsored by the Manager and its affiliates."

You are not expected to have any protection under the Investment Company Act, page 17

9.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

Risks Related to the Company's Organization and Structure
You may not have any protection under the Investment Advisers Act, page 18

10.   Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your Manager.

Plan of Distribution, page 22

11.   We note your statement in the second paragraph of this section that Entoro Securities is offering your securities on a "minimum/maximum basis." Please reconcile this statement with your disclosure elsewhere that indicates this offering has no minimum amount.

12.   We note that you intend to conduct "rolling" closings. Please provide more detail regarding the mechanics of the closings, including a discussion of what factors will go into deciding when to hold closings and what rights subscribers may have after remitting payment, but prior to a closing.

Description of Business, page 26

13.   To provide investors with a better understanding of your investment strategy, please explain how the graphs on pages 28 and 29 illustrate the creation of a favorable investment environment.

Managements Discussion and Analysis of Financial Condition and Results of Operation
Liquidity and Capital Resources, page 34

14.   Please revise to disclose any agreements with the Manager to provide capital financing.

Compensation of Manager, page 37

15.   Please revise to clarify whether the returns on the Manager's Class B Interests are in addition to the fees disclosed in the table.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Peter McPhun at (202) 551-3581 or Isaac Esquivel at (202) 551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at (202) 551-3329 or Erin E. Martin at (202) 551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction